EXHIBIT 99.5
Fact Sheet

Fact Sheet – Consolidated Financial data, Second Quarter, 2007-08

Infosys®

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	September 30,		Growth (%)	June 30, 2007	Growth % in Q2 FY 2008 over Q1 FY 2008
	2007	2006			
Income from software services, products and business process management	**4,106**	**3,451**	19.0	**3,773**	8.8
Software development and business process management expenses	2,231	1,833	21.7	2,169	2.9
GROSS PROFIT	**1,875**	**1,618**	**15.9**	**1,604**	**16.9**
Selling and marketing expenses	283	221	28.1	205	38.0
General and administration expenses	308	288	6.9	315	(2.2)
	591	**509**	**16.1**	**520**	**13.7**
OPERATING PROFIT before interest, depreciation and minority interest	**1,284**	**1,109**	**15.8**	**1,084**	**18.5**
Interest		-	-	-	-
Depreciation	144	122	18.0	144	-
OPERATING PROFIT before tax and minority interest	**1,140**	**987**	**15.5**	**940**	**21.3**
Other income, net	154	66	133.3	253	(39.1)
NET PROFIT BEFORE TAX and minority interest	**1,294**	**1,053**	**22.9**	**1,193**	**8.5**
Provision for taxation	194	123	57.7	114	70.2
NET PROFIT AFTER TAX and before minority interest	**1,100**	**930**	**18.3**	**1,079**	**1.9**
Minority interest		1	-	-	-
NET PROFIT AFTER TAX and minority interest	**1,100**	**929**	**18.4**	**1,079**	**1.9**
EARNINGS PER SHARE* (Equity shares of par value Rs. 5/- each)					
Before exceptional items					
Basic	19.26	16.75	15.0	18.89	2.0
Diluted	19.19	16.37	17.2	18.82	2.0
After exceptional items					
Basic	19.26	16.75	15.0	18.89	2.0
Diluted	19.19	16.37	17.2	18.82	2.0

* Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006

Fact Sheet – Consolidated Financial data, Second Quarter, 2007-08

Infosys®

Profit and Loss Account summary for the Half-year ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	September 30,		Growth (%)	Year ended March 31, 2007
	2007	2006		
Income from software services, products and business process management	**7,879**	**6,466**	21.9	**13,893**
Software development and business process management expenses	4,400	3,499	25.8	7,458
GROSS PROFIT	**3,479**	**2,967**	**17.3**	**6,435**
Selling and marketing expenses	488	425	14.8	929
General and administration expenses	623	544	14.5	1,115
	1,111	**969**	**14.7**	**2,044**
OPERATING PROFIT before interest, depreciation and minority interest	**2,368**	**1,998**	**18.5**	**4,391**
Interest	-	-	-	-
Depreciation	288	228	26.3	514
OPERATING PROFIT BEFORE TAX, minority interest and exceptional items	**2,080**	**1,770**	**17.5**	**3,877**
Other income, net	407	194	109.8	372
Provision for investments	-	3	-	2
NET PROFIT BEFORE TAX, minority interest and exceptional items	**2,487**	**1,961**	**26.8**	**4,247**
Provision for taxation	308	229	34.5	386
NET PROFIT AFTER TAX and before minority interest and exceptional items	**2,179**	**1,732**	**25.8**	**3,861**
Income on sale of investments (net of taxes)	-	6	-	6
NET PROFIT AFTER TAX, exceptional items and before minority interest	**2,179**	**1,738**	**25.4**	**3,867**
Minority interest	-	9	-	11
NET PROFIT AFTER TAX, exceptional items and minority interest	**2,179**	**1,729**	**26.0**	**3,856**
EARNINGS PER SHARE* (Equity shares of par value Rs. 5/- each)				
Before exceptional items				
Basic	38.15	31.11	22.6	69.11
Diluted	38.01	30.39	25.1	67.59
After exceptional items				
Basic	38.15	31.23	22.2	69.22
Diluted	38.01	30.50	24.6	67.70

** Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006*

Infosys®

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM Sep 30, 2007	LTM Sep 30, 2006
	Sep 30, 2007	Jun 30, 2007	Sep 30, 2006		
	%	%	%	%	%
North America	62.6	62.6	63.7	62.7	64.4
Europe	27.4	26.8	25.8	26.9	25.6
India	1.0	1.8	1.6	1.5	1.5
Rest of the world	9.0	8.8	8.9	8.9	8.5
Total	**100.00**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY SERVICE OFFERING					
	Sep 30, 2007	Jun 30, 2007	Sep 30, 2006	LTM Sep 30, 2007	LTM Sep 30, 2006
	%	%	%		
Services					
Development	20.2	19.6	21.4	20.3	21.0
Maintenance	27.9	29.5	29.2	28.9	29.8
Re-engineering	1.6	2.0	2.3	1.8	3.4
Package implementation	18.7	18.4	17.0	18.3	16.8
Consulting	5.0	4.9	3.6	4.4	3.3
Testing	7.8	7.5	6.8	7.4	6.1
Engineering services	1.6	1.4	1.6	1.5	1.8
Business process management	5.2	5.4	4.5	5.1	4.1
Other services	8.3	8.1	9.9	8.6	10.1
Total services	**96.3**	**96.8**	**96.3**	**96.3**	**96.4**
Products	3.7	3.2	3.7	3.7	3.6
Total revenues	**100.0**	**100.0**	**100.00**	**100.0**	**100.0**
Of the above Infrastructure management services	5.5	5.1	4.2	5.0	4.0

REVENUE BY PROJECT TYPE *					
	Sep 30, 2007	Jun 30, 2007	Sep 30, 2006	LTM Sep 30, 2007	LTM Sep 30, 2006
	%	%	%	%	%
Fixed Price	29.8	27.5	26.2	27.8	27.0
Time & Materials	70.2	72.5	73.8	72.2	73.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

"LTM" – Last Twelve Months   * Excluding products

REVENUE BY INDUSTRY

	Sep 30, 2007	Jun 30, 2007	Sep 30, 2006	LTM Sep 30, 2007	LTM Sep 30, 2006
	%	%	%	%	%
Insurance, banking & financial	36.5	36.1	37.4	37.0	36.6
Insurance	*7.7*	7.0	*6.7*	*7.4*	*6.9*
Banking & financial services	*28.8*	29.1	*30.7*	*29.6*	*29.7*
Manufacturing	13.9	13.6	14.0	13.4	14.3
Retail	12.5	10.8	9.0	11.2	9.8
Telecom	20.6	22.0	18.9	20.8	17.3
Energy & Utilities	5.3	4.9	5.6	5.1	5.4
Transportation & logistics	2.3	2.3	2.7	2.1	3.5
Services	7.7	7.6	7.7	7.8	8.8
Others	1.2	2.7	4.7	2.6	4.3
Total	**100**	**100.0**	**100.0**	**100.0**	**100.0**

CLIENT DATA

	Quarter ended		
	Sep 30, 2007	Jun 30, 2007	Sep 30, 2006
Number of Clients			
Active	520	509	476
Added during the quarter	48	35	45
Accounting for > 5% of revenue	1	1	1
Number of million dollar clients*			
1 Million dollar +	295	285	232
5 Million dollar +	122	113	97
10 Million dollar +	77	75	61
20 Million dollar +	44	40	29
30 Million dollar +	30	26	20
40 Million dollar +	22	18	16
50 Million dollar +	16	13	12
60 Million dollar +	11	11	8
70 Million dollar +	9	9	6
80 Million dollar +	9	8	3
90 Million dollar +	5	4	3
100 Million dollar +	3	3	2
200 Million dollar +	1	1	
Client contribution to revenue			
Top client	7.9%	8.6%	6.6%
Top 5 clients	19.5%	21.4%	21.0%
Top 10 clients	29.9%	32.3%	32.9%
Repeat business	97.7%	99.5%	95.2%
Account receivables – LTM (in days)	61	62	65

"LTM" – Last Twelve Months

* LTM Revenues

EFFORT AND UTILIZATION			
	Quarter ended		
	Sep 30, 2007	Jun 30, 2007	Sep 30, 2006
	%	%	%
Effort			
Onsite	25.7	26.3	27.4
Offshore	74.3	73.7	72.6
Revenue			
Onsite	48.8	49.7	50.3
Offshore	51.2	50.3	49.7
Utilization			
Including trainees	70.3	70.5	67.5
Excluding trainees	77.8	73.9	77.5

PERSON MONTHS DATA			
	Quarter ended		
	Sep 30, 2007	Jun 30, 2007	Sep 30, 2006
Billed – Onsite	40,936	39,043	33,346
– Offshore	1,18,267	1,09,316	88,499
TOTAL	**1,59,203**	**1,48,359**	**1,21,845**
Non Billable	45,370	52,273	35,294
Trainees	21,902	9,793	23,404
Sales & Support	11,277	11,108	9,842
TOTAL	**2,37,752**	**2,21,533**	**1,90,385**

EMPLOYEE METRICS			
	Quarter ended		
	Sep 30, 2007	Jun 30, 2007	Sep 30, 2006
Total Employees	80,501	75,971	66,150
S/W professionals	75,313	71,018	61,966
Billable	*66,743*	*63,895*	*53,873*
Banking Product Group	*2,053*	*2,053*	*1,809*
Trainees	*6,517*	*5,070*	*6,284*
Sales & Support	5,188	4,953	4,184
Gross Addition	8,543	7,004	10,795
Net Addition	4,530	3,730	7,741
Lateral Employees	1,754	1,859	2,560
Attrition % (LTM)*	14.2%	13.7%	12.9%

"LTM" – Last Twelve Months
* Excluding subsidiaries

INFRASTRUCTURE (as on September 30, 2007) **					
	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-Up Area (Sq Ft)	No. of Seats	Built-Up Area (Sq Ft)	No. of Seats	
Bangalore	34,58,325	20,715	3,80,000	2,300	-
Mysore (including ILI)*	32,64,060	5,434	42,25,420	350	-
Hyderabad	18,22,523	9,430	-	-	-
Pune	16,53,336	10,981	24,89,300	12,600	-
Chennai	12,30,406	8,966	12,73,500	5,000	24.15
Chandigarh	7,88,914	3,900	3,85,370	2,100	-
Bhubaneshwar	5,44,400	3,300	3,29,230	567	-
Mangalore	1,98,000	1,400	4,77,000	3,485	-
Thiruvananthapuram	1,13,000	1,337	25,000	225	-
Mauritius	28,000	400	-	-	-
Total	**1,31,00,964**	**65,863**	**95,84,820**	**26,627**	**24.15**

* Infosys Leadership Institute

** Excluding subsidiaries

CONSOLIDATED IT SERVICES						
	Quarter ended					
	Sep 30, 2007	Sequential growth%	Jun 30, 2007	Sequential growth%	Sep 30, 2006	Sequential growth%
Effort – Services (Person Months)						
Onsite	40,740	4.77	38,882	6.28	33,146	11.00
Offshore	87,717	9.04	80,440	7.25	67,146	11.28
Total	**1,28,457**	**7.66**	**1,19,322**	**6.93**	**1,00,292**	**11.19**
Revenue – Services ($ million)						
Onsite	495.62	7.87	459.47	7.78	372.36	12.60
Offshore	435.90	11.91	389.51	8.37	312.13	12.50
Total	**931.52**	**9.72**	**848.98**	**8.05**	**684.49**	**12.55**

RUPEE - US DOLLAR RATE			
	Sep 30, 2007	Jun 30, 2007	Sep 30, 2006
Period end rate	39.75	40.58	45.95
Period average rate	40.19	40.66	46.29

Fact Sheet – Consolidated Financial data, Second Quarter, 2007-08

Infosys®

PERFORMANCE AS AGAINST GUIDANCE			
For Quarter ending September' 07		Guidance	Actuals
Indian GAAP	Revenue (Rs. Crore)	3,952-3,993	4,106
	EPS (Rs.)*	18.88	19.26
US GAAP	Revenue (US $ Million)	974-984	1,022
	Basic EPADS (US $)*	0.46	0.48

* Excluding Tax reversal of Rs. 51 Crore (US $ 13 million)

SUBSIDIARIES PERFORMANCE		
For Quarter ending September' 07	**Revenue** (US $ Mln)	**Net Income** (US $ Mln)
Infosys BPO Limited	53	10
Infosys Technologies (Australia) Pty. Limited	34	7
Infosys Consulting, Inc.	16	(12)
Infosys Technologies (China) Company Limited	5	-
Infosys Technologies, S.De R.L. De C V., Mexico	-	-

Reconciliation of accounts as per Indian GAAP and US GAAP

in Rs. Crore

	Quarter ended		Year ended
	September 30, 2007	September 30, 2006	March 31, 2007
Consolidated Net Profit as per Indian GAAP	1,100	929	3,856
Stock compensation expenses (SFAS 123R)	(3)	(5)	(24)
Amortization of Intangibles	(6)	(6)	(17)
Consolidated Net income as per US GAAP	1091	918	3,815

Reasons for differences in net income as per Indian GAAP and US GAAP

Stock compensation expenses

From April 1, 2006, the company adopted FASB Statement No.123 (revised 2004), *Share-Based Payment* using the modified prospective approach. The company recorded stock compensation expense of Rs. 3 crores during the three months ended September 30, 2007, using the fair value recognition provisions.

Amortization of Intangibles

US GAAP requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangibles assets. Intangible assets are to be amortized over the estimated useful life. The amortization relates to that of an intangible asset identified in allocation of the purchase price of Infosys BPO Limited.